

March 13, 2015

Via E-mail
Matthew K. Harbaugh
Senior Vice President and Chief Financial Officer
Mallinckrodt Public Limited Company
Damastown, Mulhuddart
Dublin 15, Ireland

Re: **Mallinckrodt Public Limited Company**
        Form 10-K for the Fiscal Year Ended September 26, 2014
        Filed November 25, 2014
        Form 10-Q for the Quarterly Period Ended December 26, 2014
        Filed February 3, 2015
        File No. 001-35803

Dear Mr. Harbaugh:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended September 26, 2014

Business
Regulatory Matters: United States
Government Benefit Programs, page 16

1. You indicate that, to date, your business has been most notably impacted by changes in the Medicare Part D coverage gap, the imposition of an annual fee on branded prescription pharmaceutical manufacturers and increased rebates in the Medicaid Fee-For-Service Program and Medicaid Managed Care plans. In this regard, please provide us proposed revised disclosure to be included in MD&A in future periodic reports indicating the amount of the reduction to revenues for each period presented, as applicable, for the increased Medicaid rebate and for additional rebate associated with the Medicare Part D "donut hole." Also, include in your proposed revised disclosure the amount of the branded prescription drug fee you recorded in your

income statement for each period presented, as applicable, in which line item it is classified therein and highlight that this fee is not tax deductible. Finally, if you believe that the expected effects of health care reform legislation will be materially different than the current trends, include the expected effects in the proposed revised disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 59

2. We note that your significant debt obligations are held at your subsidiary, Mallinckrodt International Finance S.A. We also note that a majority of your cash is held in "other subsidiaries."   Please explain to us how your finance subsidiary is able to make payments on your debt obligations. In this regard, please tell us if you have any restrictions, tax consequences or other financial implications that could limit you from transferring funds from your "other subsidiaries" to your finance subsidiary. Also, tell us the amount of cash and cash equivalents at September 26, 2014 and December 26,2014 held by your subsidiaries that would not be available to fund your operations unless the funds were repatriated.

Critical Accounting Policies and Estimates
Revenue Recognition, page 64

3. We believe that your disclosure related to estimates of items that reduce revenues such as product returns, chargebacks, rebates and other sales deductions could be improved. Regarding the table reflecting activity in your sales reserve accounts, please provide us a revised table to be included in future periodic reports that presents the following:
   - Current provision related to sales made in current period,
   - Current provision related to sales made in prior periods,
   - Actual returns or credits in current period related to sales made in current period, and
   - Actual returns or credits in current period related to sales made in prior periods,

4. Also, in your discussion of results of operations for the period to period sales comparisons, please provide us disclosure to be provided in future periodic reports that discusses the amount of and reason for fluctuations for each type of reduction of revenue (i.e. product returns, chargebacks, rebates and other sales deductions) including the effect that changes in your estimates of these items had on your sales and operations.

Notes to Consolidated and Combined Financial Statements
Note 7. Income Taxes, page 89

5. You disclose that during fiscal 2014, 2013 and 2012, you provided for U.S. and non-U.S. income and withholding taxes in the amount of $1.4 million, $0.2 million and $0.4 million, respectively, on earnings that were or are intended to be repatriated. You further indicate that, in general, the remaining earnings of your subsidiaries are considered to be permanently reinvested and that you have approximately $1.1 billion of undistributed earnings that are considered to be permanently reinvested. Please quantify the amounts repatriated for each period presented and tell us the facts and circumstances for repatriating your subsidiaries earnings. Substantiate how your assertion that the remaining portion will be permanently reinvested meets the indefinite reinvestment criteria in ASC 740-30-25. In this regard, since you did or intend to repatriate earnings in each of the periods presented and indicated the related tax amounts for each of those periods, please tell us why your assertion that it is not practicable to determine the cumulative amount of tax liability that would arise if these earnings were remitted is reasonable.

Form 10-Q for the Quarterly Period Ended December 26, 2014
Notes to Condensed Consolidated Financial Statements
6. Income Taxes, page 13

6. You attribute the decrease in the effective income tax rate to a) the deferred tax benefit of the amortization of acquired intangible assets and b) an increase to the rate difference between non-U.S. and U.S. tax jurisdictions following recent acquisitions. Please tell us in basis points how much of the decrease in the rate from 26.3% to negative 11.2% is attributed to each factor. In addition, provide us an analysis demonstrating why the deferred tax benefit in a) decreased the effective tax rate.

7. Regarding the internal installment sale transaction related to the Questocor acquisition, please provide us a description of the transaction, its business purpose, parties involved and your accounting treatment with reference to authoritative literature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Senior Staff Accountants Jim Peklenk at (202) 551-3661 or Sasha Parikh at (202) 551-3627 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant